Exhibit 99.1

REPORT ON VOTING RESULTS
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Annual General Meeting of Shareholders of Seabridge Gold Inc., held on June 27, 2024, and the outcome:

Election of Directors

Director	Votes For	Votes Against	Percentage For
Trace J. Arlaud	32,233,189	415,891	98.7%
Matthew Coon Come	32,372,402	276,678	99.1%
Rudi P. Fronk	32,359,072	290,007	99.1%
Eliseo Gonzalez-Urien	30,852,483	1,796,597	94.5%
Jay S. Layman	32,335,975	313,105	99.0%
Melanie R. Miller	32,290,506	358,574	98.9%
Clem A. Pelletier	32,367,799	281,281	99.1%
Julie Robertson	32,293,151	355,929	98.9%
John W. Sabine	30,893,314	1,755,766	94.6%
Gary A. Sugar	32,256,020	393,060	98.8%
Carol T. Willson	32,145,917	503,163	98.5%

Description of Other Matters Voted Upon	Outcome of Vote
The reappointment of KPMG LLP as auditor of the corporation for the ensuing year.	Resolution approved
The authorization of the directors to fix the auditors remuneration.	Resolution approved
Approve the Amended Restricted Share Unit & Deferred Share Unit Plan	Resolution approved
Approval, on an advisory basis, of the Corporation’s approach on executive compensation	Resolution approved

All resolutions were approved by a show of hands. DATED at Toronto, Ontario on June 28, 2024. SEABRIDGE GOLD INC.

Per:	“C. Bruce Scott”
C. Bruce Scott
Senior Vice President, General Counsel and Corporate Secretary

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292 www.seabridgegold.com